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Ex - 20.3 UNAUDITED FINANCIAL STATEMENTS OF DTI HOLDINGS, INC.


                               DTI HOLDINGS, INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2000
                                 (In thousands)




ASSETS

Current assets:
 Cash and cash equivalents                                          $      690
 Accounts receivable, net                                                1,059
 Inventory, net                                                            795
 Prepaid expenses and other current assets                                  28
                                                                    ----------
       Total current assets                                              2,572

Property and equipment, net                                                266
Goodwill, intangibles and other assets                                   3,922
                                                                    ----------
       Total assets                                                 $    6,760
                                                                    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                                   $      757
 Accrued liabilities                                                       219
 Accrued compensation                                                      212
 Taxes payable                                                             343
 Current portion of long-term debt                                         380
                                                                    ----------
       Total current liabilities                                         1,911
                                                                    ----------
Long-term debt, net of current portion                                     799

Shareholders' equity :
 Common stock                                                            1,000
 Additional paid-in capital                                              6,417
 Accumulated deficit                                                    (2,565)
 Deferred stock-based compensation                                        (802)
                                                                    ----------
       Total shareholders' equity                                        4,050
                                                                    ----------
       Total liabilities and shareholders' equity                   $    6,760
                                                                    ==========



See accompanying notes to unaudited consolidated financial statements.


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                               DTI HOLDINGS, INC.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2000
                     (In thousands, except per share data)



Revenues                                                          $    2,738
Cost of goods sold                                                     1,123
                                                                  ----------
Gross profit                                                           1,615
Operating expenses:
 Research and development                                                333
 Sales and marketing                                                     442
 General and administrative                                              256
 Stock based compensation                                                802
 Amortization of goodwill                                                217
                                                                  ----------
       Total operating expenses                                        2,050
                                                                  ----------
Loss from operations                                                     435
Other  expense, net                                                       31
                                                                  ----------
Loss before provision for income taxes                                   466
Income tax provision                                                     220
                                                                  ----------
Loss available to common shareholders                             $      686
                                                                  ==========
Basic and diluted loss per common share                            $   (0.07)
                                                                  ==========
Shares used in computing basic and diluted
 loss per common share                                            10,000,000
                                                                  ==========



See accompanying notes to unaudited consolidated financial statements


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                               DTI HOLDINGS, INC.
                             STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                 (In thousands)




Cash flows from operating activities:
  Net loss                                                   $     (686)
  Depreciation                                                       20
  Goodwill                                                          217
  Stock based compensation                                          802
  Change in operating assets and liabilities:
   Accounts receivable                                               80
   Inventory                                                        102
   Prepaid expenses and other current assets                          5
   Accounts payable                                                  (2)
   Accrued liabilities                                              (41)
                                                             ----------
     Net cash provided by operating activities                      497

Cash flows from investing activities:
  Purchase of fixed assets                                          (38)
                                                             ----------
     Net cash used in investing activities                          (38)

Cash flows from financing activities
  Principal payments on Notes                                      (420)
                                                             ----------
     Net cash used in financing activities                         (420)
                                                             -----------
Net increase in cash                                                 39
Cash and equivalents at beginning of period                         651
                                                             ----------
Cash and equivalents at March 31, 2000                       $      690
                                                             ==========


See accompanying notes to unaudited consolidated financial statements


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              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


1.       Significant accounting policies:

(a)      Basis of presentation:

The accompanying consolidated financial statements include the results of the Company and its operating subsidiary, DTI.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. All amounts are stated in U.S. dollars unless otherwise indicated.

(b)      Revenue recognition:

Hardware revenue is recognized when a product is delivered and accepted by the customer, consistent with the Company's terms of sale. Maintenance revenue is deferred and recognized on a straight-line basis over the terms of the maintenance agreement.

Revenue from the license of software products is recognized upon delivery when collectibility is reasonably assured. Provisions for estimated losses on contracts are recorded when identifiable. The difference between costs plus estimated earnings and billings on individual contracts is reported as either work in progress or deferred revenue.

(c)      Inventory:

Raw materials are stated at the lower of cost, determined on a first-in, first-out basis, and replacement cost. Work in process and finished goods inventory are stated at the lower of cost, determined as average cost, and net realizable value.

(d)      Fixed assets:

Fixed assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the following terms:

Computer equipment              5 years
Engineering equipment      5 - 10 years
Manufacturing equipment    5 - 10 years
Furniture and fixtures     7 - 10 years

The Company regularly reviews the carrying values of its property and equipment by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a writedown of the asset to estimated fair value is charged to the statement of operations.

(e)      Warranty reserve:

Hardware sales include a warranty that offers technical support, parts and service for one year. The warranty reserve included in accrued liabilities represents the estimated costs to provide technical support and service on hardware products sold and is accrued monthly based on sales and prior claims experience.

(f)      Income taxes:

Under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax


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        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

(g)      Research and development:

Costs related to research, design and development of products are charged to research and development expenses as incurred. Development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product have substantially coincided. As a result, the Company has not capitalized any development costs since such costs have not been significant.

Goodwill:

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired. Amortization of goodwill is calculated on a straight-line basis over a three-year term. The carrying value of goodwill is reviewed on a regular basis to determine whether any impairment has occurred. To date, no such impairment has been identified.

(i)      Currency translation:

The Company's functional currency is the U.S. dollar. Monetary items denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates in effect when the assets were acquired or the obligation incurred. Revenue and expenses are translated at rates in effect at the time of the transaction. Foreign exchange translation gains and losses are included in loss for the period.

(j)      Stock-based compensation:

The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its variable employee stock options arrangement. Under APB 25, deferred stock-based compensation is recorded at the option grant date at an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation for options which are contingently issuable based upon the achievement of performance criteria is recorded based upon the current fair market value of the shares at each reporting period. Deferred stock-based compensation resulting from employee option grants is amortized over the vesting period of the individual options, which is from 15 to 27 months.

(k)      Loss per common share:

Loss per common share has been calculated on the basis of loss divided by the weighted average number of common shares outstanding during each period.

(l)      Comprehensive income:

SFAS No. 130, "Reporting Comprehensive Income", issued by the Financial Accounting Standards Board ("FASB") establishes standards for the reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. For the periods presented comprehensive loss is the same as the net loss.

(m)      Recent accounting pronouncements:

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133



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        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not assessed the impact on its financial position, results of operations or cash flows of adopting SFAS No. 133. The Company will be required to implement SFAS No. 133, as amended by SFAS No. 137 for its fiscal year ending December 31, 2001.